UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-17122

FIRST FINANCIAL HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	57-0866076 (I.R.S. Employer Identification No.)
2440 Mall Drive, Charleston, South Carolina (Address of Principal Executive Offices)	29406 (Zip Code)

Common Stock, par value $0.01 per share

(Title of Each Class of Securities Covered by this Form)

None

(Titles of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, First Financial Holdings, Inc. has caused this Certification and Notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

Date: August 6, 2013	FIRST FINANCIAL HOLDINGS, INC. By: /s/ John C. Pollok Name: John C. Pollok Title: Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.